UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13G
(Amendment No.  )
(Rule 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)
American Public Education, Inc.
(Name of Issuer)
Common Stock, $0.01 par value per share
(Title of Class of Securities)
02913V103
(CUSIP Number)
March 21, 2023
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☒ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

CUSIP No. 02913V103

1	NAME OF REPORTING PERSONS Prescott Group Capital Management, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Oklahoma
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,007,277
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,007,277
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,007,277
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.3%**
12	TYPE OF REPORTING PERSON* IA

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4.

CUSIP No. 02913V103

1	NAME OF REPORTING PERSONS Prescott Group Aggressive Small Cap, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Oklahoma
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,007,277
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,007,277
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,007,277
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.3%**
12	TYPE OF REPORTING PERSON* PN

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4.

CUSIP No. 02913V103

1	NAME OF REPORTING PERSONS Prescott Group Aggressive Small Cap II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Oklahoma
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,007,277
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,007,277
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,007,277
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.3%**
12	TYPE OF REPORTING PERSON* PN

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4.

CUSIP No. 02913V103

1	NAME OF REPORTING PERSONS Prescott Group Aggressive Small Cap Master Fund, G.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Oklahoma
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,007,277
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,007,277
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,007,277
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.3%**
12	TYPE OF REPORTING PERSON* PN

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4.

CUSIP No. 02913V103

1	NAME OF REPORTING PERSONS Phil Frohlich
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,007,277
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,007,277
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,007,277
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.3%**
12	TYPE OF REPORTING PERSON* IN, HC

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4.

SCHEDULE 13G
This Schedule 13G (the “Schedule 13G”) is being filed on behalf of Prescott Group Capital Management, L.L.C., an Oklahoma limited liability company (“Prescott Capital”), Prescott Group Aggressive Small Cap, L.P., an Oklahoma limited partnership (“Prescott Small Cap”), Prescott Group Aggressive Small Cap II, L.P., an Oklahoma limited partnership (“Prescott Small Cap II”, and, together with Prescott Small Cap, the “Small Cap Funds”), Prescott Group Aggressive Small Cap Master Fund, G.P., an Oklahoma general partnership (“Master Fund”) and Mr. Phil Frohlich, the principal of Prescott Capital, relating to the Common Stock, $0.01 par value per share (the “Common Stock”), of American Public Education, Inc., a corporation organized under the laws of Delaware (the “Issuer”).
This Schedule 13G relates to shares of Common Stock of the Issuer held in the account of the Master Fund, of which the Small Cap Funds are general partners. Prescott Capital serves as the general partner and investment manager of the Small Cap Funds and may direct the Small Cap Funds, the general partners of the Master Fund, to direct the vote and disposition of the 1,007,277 shares of Common Stock held by the Master Fund as of the date hereof. As the principal of Prescott Capital, Mr. Frohlich may direct the vote and disposition of the 1,007,277 shares of Common Stock held by the Master Fund as of the date hereof.

Item 1(a)	Name of Issuer.
American Public Education, Inc. (the “Issuer”)

Item 1(b)	Address of Issuer’s Principal Executive Offices.
111 West Congress Street
Charles Town, West Virginia 25414

Item 2(a)	Name of Person Filing.
Prescott Group Capital Management, L.L.C. (“Prescott Capital”), Prescott Group Aggressive Small Cap, L.P. (“Prescott Small Cap”), Prescott Group Aggressive Small Cap II, L.P. (“Prescott Small Cap II” and, together with Prescott Small Cap, the “Small Cap Funds”), Prescott Group Aggressive Small Cap Master Fund, G.P. (“Master Fund”) and Mr. Phil Frohlich.

Item 2(b)	Address of Principal Business Office, or, if none, Residence.
1924 South Utica, Suite 1120
Tulsa, Oklahoma 74104

Item 2(c)	Citizenship or Place of Organization.

Prescott Capital is an Oklahoma limited liability company. The Small Cap Funds are Oklahoma limited partnerships. The Master Fund is an Oklahoma general partnership.  Mr. Phil Frohlich is the principal of Prescott Capital and is a U.S. citizen.

Item 2(d)	Title of Class of Securities.
Common Stock, $0.01 par value per share (the “Common Stock”).

Item 2(e)	CUSIP Number.
02913V103

Item 3	Reporting Person.
If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

	(e)	☒	An investment advisor in accordance with §240.13d-1(b)(1)(ii)(E).

	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

	(g)	☒	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

	(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

	(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J).

	(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____.

Item 4	Ownership.

(a)	Each of Prescott Capital, the Small Cap Funds, the Master Fund and Mr. Phil Frohlich are the beneficial owners of 1,007,277 shares of Common Stock as of the date hereof.

(b)
Each of Prescott Capital, the Small Cap Funds, the Master Fund and Mr. Phil Frohlich are the beneficial owners of 5.3% of the outstanding shares of Common Stock. This percentage is determined by dividing 1,007,277 by 19,030,770, the number of shares of Common Stock outstanding as of March 10, 2023, as reported in the Issuer’s Form 10-K filed with the Securities and Exchange Commission on March 14, 2023.

(c)
Prescott Capital, as the general partner and investment manager of the Small Cap Funds, the general partners of the Master Fund, may direct the Small Cap Funds to direct the voting and disposition of the 1,007,277 shares of Common Stock held by the Master Fund as of the date hereof. As the principal of Prescott Capital, Mr. Phil Frohlich may direct the voting and disposition of the 1,007,277 shares of Common Stock held by the Master Fund as of the date hereof.

Item 5	Ownership of Five Percent or Less of a Class.
Inapplicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.
Inapplicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.
Inapplicable.

Item 8	Identification and Classification of Members of the Group.
Inapplicable.

Item 9	Notice of Dissolution of Group.
Inapplicable.

Item 10	Certification.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: March 31, 2023

Prescott Group Capital Management, L.L.C.

By:	/s/ Phil Frohlich
PHIL FROHLICH, Managing Member
Prescott Group Aggressive Small Cap, L.P.

By:	Prescott Group Capital Management, L.L.C., its general partner

By:	/s/ Phil Frohlich
PHIL FROHLICH, Managing Member
Prescott Group Aggressive Small Cap II, L.P.

By:	Prescott Group Capital Management, L.L.C., its general partner

By:	/s/ Phil Frohlich
PHIL FROHLICH, Managing Member
Prescott Group Aggressive Small Cap Master Fund, G.P.

By:	Prescott Group Aggressive Small Cap, L.P., general partner

By:	Prescott Group Aggressive Small Cap II, L.P., general partner

By:	Prescott Group Capital Management, L.L.C., general partner

By:	/s/ Phil Frohlich
PHIL FROHLICH, Managing Member

/s/ Phil Frohlich Phil Frohlich

EXHIBIT INDEX
99.1

Joint Filing Agreement, dated as of March 31, 2023, by and among Prescott Group Capital Management, L.L.C., Prescott Group Aggressive Small Cap, L.P., Prescott Group Aggressive Small Cap II, L.P., Prescott Group Aggressive Small Cap Master Fund, G.P. and Mr. Phil Frohlich.

Exhibit 99.1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of this Schedule 13G (including additional amendments thereto) with respect to the shares of Common Stock, $0.01 par value per share, of American Public Education, Inc. This Joint Filing Agreement shall be filed as an Exhibit to such Statement. The undersigned acknowledge that each shall be responsible for the timely filing of any amendments to such joint filing and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others.

Date:  March 31, 2023

Prescott Group Capital Management, L.L.C.

By:	/s/ Phil Frohlich
PHIL FROHLICH, Managing Member
Prescott Group Aggressive Small Cap, L.P.

By:	Prescott Group Capital Management, L.L.C., its general partner

By:	/s/ Phil Frohlich
PHIL FROHLICH, Managing Member
Prescott Group Aggressive Small Cap II, L.P.

By:	Prescott Group Capital Management, L.L.C., its general partner

By:	/s/ Phil Frohlich
PHIL FROHLICH, Managing Member
Prescott Group Aggressive Small Cap Master Fund, G.P.

By:	Prescott Group Aggressive Small Cap, L.P., general partner

By:	Prescott Group Aggressive Small Cap II, L.P., general partner

By:	Prescott Group Capital Management, L.L.C., general partner

By:	/s/ Phil Frohlich
PHIL FROHLICH, Managing Member

/s/ Phil Frohlich Phil Frohlich